UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rani Therapeutics Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

753018 100

(CUSIP Number)

Luis Felipe Correa González

South Cone Investments Limited Partnership

Avenida Presidente Riesco 5711

Oficina 1603,

Las Condes, Santiago, Chile

+56 22 798-9600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isidoro Quiroga Moreno
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 11,731,654*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,731,654*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,731,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.61%*
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

* See Item 5(a) and (b).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Cone Investments Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 11,731,654*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,731,654*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,731,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.61%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, HC

* See Item 5(a) and (b).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Lake One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 6,529,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,529,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,529,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.84%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aequanimitas Limited Partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 5,202,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,202,298
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,202,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.76%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Rani Therapeutics Holdings, Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 2051 Ringwood Avenue, San Jose, California 95131.

Item 2.	Identity and Background.

(a)	This Statement is being jointly filed by (i) Isidoro Quiroga Moreno (“Quiroga”), (ii) South Cone Investments Limited Partnership (“South Cone”), (iii) South Lake One LLC (“South Lake One”) and (iv) Aequanimitas Limited Partnership (“Aequanimitas”, and together with Quiroga, South Cone and South Lake One, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Quiroga directly owns approximately 71% of the issued and outstanding capital stock of Inversiones El Aromo Limitada (“El Aromo”). El Aromo directly controls South Cone as its general partner with the power to manage South Cone. South Cone directly owns (i) 100% of the issued and outstanding capital stock of South Lake One, and (ii) 100% of the issued and outstanding capital stock of South Lake Three LLC (“South Lake Three”), which is the general partner of, and directly controls, Aequanimitas.

(b)	The residential address of Quiroga is 10 Norwich Street, London, EC4A 1BD. The principal business address of each of the other Reporting Persons is Avenida Presidente Riesco 5711 oficina 1603, Las Condes, Santiago, Chile.

(c)	The principal occupation of Quiroga is a businessman investing in several different companies. The present principal business of the South Cone is to manage a diverse investment portfolio through its venture capital and investment company subsidiaries South Lake One and South Lake Three. The present principal business of South Lake One is acting as an investment vehicle to organize South Cone’s investments in the United States. The present principal business of Aequanimitas is acting as an investment vehicle to organize its limited partner’s investments, which are managed by Aequanimitas’ general partner, South Lake Three, which is a wholly owned subsidiary of South Cone.

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Quiroga is an individual resident of the United Kingdom. South Cone is a limited partnership organized under the laws of Ontario, Canada. South Lake One is a limited liability company organized under the laws of the State of Delaware. Aequanimitas is a is a limited partnership organized under the laws of Ontario, Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the consummation of the Issuer’s initial public offering of Class A Common Stock (the “IPO”) (i) South Lake One subscribed for 5,596,676 Series E preferred units (“Series E Preferred Units”) of Rani Therapeutics, LLC, a California limited liability company (“Rani LLC”), at a price of $7.1471 per unit, for an aggregate purchase price of $40,000,003, which South Lake One paid for with its working capital; and (ii) Aequanimitas subscribed for 2,283,444 Series E Preferred Units at a price of $7.1471 per unit, for an aggregate purchase price of $16,320,002.61, and purchased 2,100,800 common units (the “Common Units” and together with the Series E Preferred Units, the “Units”) of Rani LLC from InCube Labs, LLC at a price of $7.1471 per unit, for an aggregate purchase price of $15,014,627.68, which Aequanimitas paid for with its working capital. The IPO was conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. To implement the “Up-C” structure, Rani LLC effected certain organizational changes which included the incorporation of the Issuer as a Delaware corporation on April 6, 2021, the amendment and restatement of Rani LLC’s limited liability agreement to (i) appoint the Issuer as the sole managing member of Rani LLC and (ii) effectuate a recapitalization of all outstanding units and profits interests of Rani LLC into a single class of economic nonvoting Class A units (the “Class A Units”) and the exchange of all of South Lake One’s Class A Units for 2,956,629 shares of Class A Common Stock of the Issuer and all of Aequanimitas’ Class A Units for 2,316,121 shares of Class A Common Stock of the Issuer. The IPO priced on July 29, 2021 and the shares of Class A Common Stock began trading on the Nasdaq Global Market on July 30, 2021. For more information on the IPO and the “Up-C” structure and the organizational changes undertaken by Rani LLC in connection therewith, see Issuer’s Registration Statement on Form S-1 (File No. 333-257809) (the “Registration Statement”) filed with the SEC.

On July 30, 2021, Aequanimitas purchased 158,904 shares of Class A Common Stock of the Issuer in a single transaction in the open market at a price of $11.2525 per share, for an aggregate purchase price of $1,788,067.26, paid for with its working capital. Additionally, in connection with the IPO: (i) South Lake One purchased 3,572,727 shares Class A Common Stock of the Issuer from the underwriters at a price of $11.00 per share, for an aggregate purchase price of $39,299,997, paid for with its working capital; and (ii) Aequanimitas purchased 2,727,273 shares Class A Common Stock of the Issuer from the underwriters at a price of $11.00 per share, for an aggregate purchase price of $30,000,003, paid for with its working capital. The shares of Class A Common Stock purchased from the underwriters in the IPO closed and settled on August 3, 2021.

Item 4.	Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine to, directly or indirectly (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Persons; (iv) changes in law and government regulations; (v) general economic conditions; and (vi) financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)– (b)	Quiroga indirectly holds an aggregate of 11,731,654 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. Quiroga beneficially owns 62.61% of the outstanding Class A Common Stock of the Issuer.

South Cone indirectly holds an aggregate of 11,731,654 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Cone beneficially owns 62.61% of the outstanding Class A Common Stock of the Issuer.

South Lake One directly holds an aggregate of 6,529,356 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Lake One directly owns 34.84% of the outstanding Class A Common Stock of the Issuer.

Aequanimitas directly holds an aggregate of 5,202,298 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. Aequanimitas directly owns 27.76% of the outstanding Class A Common Stock of the Issuer.

Quiroga, through South Cone, indirectly controls South Lake One, which has sole voting power and sole dispositive power with respect to 6,529,356 shares of Class A Common Stock of the Issuer held directly by it. South Lake One is wholly owned by South Cone, which is controlled by its general partner El Aromo, which is controlled by Quiroga (who directly owns approximately 71% of the issued and outstanding capital stock of El Aromo).

Quiroga, through South Cone, indirectly controls Aequanimitas, which has sole voting power and sole dispositive power with respect to 5,202,298 shares of Class A Common Stock of the Issuer held directly by it. Aequanimitas is controlled by its general partner, South Lake Three, which is wholly owned by South Cone, which is controlled by its general partner El Aromo, which is controlled by Quiroga (who directly owns approximately 71% of the issued and outstanding capital stock of El Aromo).

The shares of Class A Common Stock beneficially and/or directly owned by each Reporting Person as a percentage of the outstanding shares of Class A Common Stock of the Issuer presented in this Statement is based upon 18,738,682 shares of Class A Common Stock outstanding as of July 30, 2021, as stated in the Issuer’s Free Writing Prospectus dated July 30, 2021, filed with the SEC pursuant to Rule 433 of the Securities Act of 1933, relating to Preliminary Prospectus dated July 26, 2021 included in the Registration Statement. The 18,738,682 shares of Class A Common Stock outstanding as of July 30, 2021, assumes the underwriters do not exercise their overallotment option to purchase additional shares of Class A Common Stock and exclude (i) 30,813,262 shares of Class A Common Stock issuable upon the exchange or redemption of outstanding limited liability company interests of Rani LLC and (ii) 1,210,981 shares of Class A Common Stock issuable upon the exercise of outstanding options with an exercise price of $9.45 per share.

(c)	The information set forth in Item 3 and Item 4 of this Statement is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Letter

In connection with the IPO, on April 16, 2021, each of South Lake One and Aequanimitas entered into a letter agreement with BofA Securities, Inc., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co. and Canaccord Genuity LLC (the “Underwriters”), the underwriters of the IPO, pursuant to which, among other things, the Class A Common Stock held by South Lake One and Aequanimitas as a result of the exchange of Units for Class A Common Stock in connection with the IPO, are subject to a lock-up for 180 days after the execution of the underwriting agreement between the Issuer, the Underwriters and the other parties thereto in connection with the IPO (the “Lock-Up Period”), subject to customary exemptions. Additionally, all shares of Class A Common Stock held by South Lake One and Aequanimitas acquired from the Underwriters in the IPO or in open market transactions following the IPO can only be sold or transferred during the Lock-Up Period if (i) such sales are not required to be reported during the Lock-Up Period in any public report or filing with the SEC, or otherwise and (ii) the each of South Lake One and Aequanimitas does not otherwise voluntarily effect any public filing or report regarding such sales during the Lock-Up Period.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Lock-Up Letter addressed to the Underwriters executed by South Lake One, dated April 16, 2021.

Exhibit 99.2 — Lock-Up Letter addressed to the Underwriters executed by Aequanimitas, dated April 16, 2021.

Exhibit 99.3 — Schedule 13D Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

Isidoro Quiroga Moreno

By:	/s/ Isidoro Quiroga Moreno

South Cone Investments Limited Partnership

By	Inversiones El Aromo Limitada,
as General Partner

	By:	/s/ Isidoro Quiroga Cortés
Name: Isidoro Quiroga Cortés
Title: Manager

	By:	/s/ Luis Felipe Correa González
Name: Luis Felipe Correa González
Title: Manager

South Lake One LLC

By:	/s/ Isidoro Quiroga Moreno
Name: Isidoro Quiroga Moreno
Title: President

Aequanimitas Limited Partnership

By:	/s/ Isidoro Quiroga Cortés
Name: Isidoro Quiroga Cortés
Title: Authorized Signatory

[Signature Page to Schedule 13D]